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Filed pursuant to General Instruction II.L of Form F-10
File No. 333-213497

PROSPECTUS SUPPLEMENT
To an Amended and Restated Short Form Base Shelf Prospectus dated August 30, 2016

U.S.$500,000,000

TELUS Corporation

3.70% Notes due September 15, 2027

        The 3.70% Notes due September 15, 2027 (the "Notes") of TELUS Corporation ("TELUS" or the "Company") are offered under this prospectus supplement (the "Offering").

        The Notes will bear interest at the rate of 3.70% per year, payable semi-annually on March 15 and September 15 of each year beginning on September 15, 2017. See "Description of the Notes". The effective yield on the Notes if held to maturity will be 3.712%. The Notes will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

        Unless the Company redeems the Notes earlier, the Notes will mature on September 15, 2027. The Company may redeem the Notes at any time, in whole or from time to time, in part, on the terms and at the redemption prices described herein. The Company may also redeem the Notes, in whole but not in part, in the event certain changes affecting Canadian withholding taxes occur.

        The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of its outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See "Description of the Notes".

        An investment in the Notes bears certain risks. See "Risk Factors" on page S-10 of this prospectus supplement.

	Price to Public(1)		Underwriters' Fees(2)		Net Proceeds to the Company(2)(3)(4)
Notes, per U.S.$1,000 principal amount	U.S.$	998.95	U.S.$	6.50	U.S.$	992.45

Notes:

(1)
Plus accrued interest, if any, from March 6, 2017, if settlement occurs after that date.

(2)
TELUS has agreed to indemnify the Underwriters (as defined herein) against certain liabilities. See "Underwriting".

(3)
Consisting of the purchase price of 99.895% (or U.S.$499,475,000) less the Underwriters' fees in respect of the Notes.

(4)
Before deducting expenses of the issue estimated at $1,985,305 which, together with the Underwriters' fees, will be paid by the Company.

        The Underwriters expect to deliver the Notes on or about March 6, 2017 through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.

        Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets

BMO Capital Markets	CIBC Capital Markets

        Co-Managers

Scotiabank	TD Securities	HSBC	National Bank of Canada Financial Markets

Wells Fargo Securities	J.P. Morgan	MUFG	SMBC Nikko

Dated March 1, 2017

        The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") nor has the SEC passed upon the accuracy or adequacy of this prospectus supplement or the amended and restated short form base shelf prospectus to which this prospectus supplement relates. Any representation to the contrary is a criminal offense.

        There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement and the amended and restated short form base shelf prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See "Risk Factors" on page S-10 of this prospectus supplement.

        The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia) and are not being offered in Canada or to any resident of Canada. See "Underwriting". This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement, and the amended and restated short form base shelf prospectus to which it relates, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus they may not be comparable to financial statements of United States companies. Prospective investors in the United States should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are U.S. holder(s) (as defined herein) may not be fully described herein.

        The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the agents or experts named herein may be residents of Canada, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, BMO Capital Markets Corp., CIBC World Markets Corp., Scotia Capital (USA) Inc., TD Securities (USA) LLC, HSBC Securities (USA) Inc., National Bank of Canada Financial Inc., Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and SMBC Nikko Securities America, Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Notes subject to prior sale, if, as and when issued and sold by TELUS and accepted by the Underwriters in accordance with the conditions of the underwriting agreement described under "Underwriting". It is expected that the Notes will be available for delivery in book-entry form only on closing of this Offering, which is expected to occur on or about March 6, 2017, or such other date as may be agreed upon by TELUS and the Underwriters.

        In connection with this Offering, the Underwriters may sell the Notes for less than the initial offering price and may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Underwriting".

        Each of the Underwriters is an affiliate of a financial institution which is a lender to the Company under a $2.25 billion unsecured credit facility with a syndicate of financial institutions (the "2016 Credit Facility"). Each of the Underwriters, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and SMBC Nikko Securities America, Inc. is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. under an approximately U.S.$325 million bank credit facility, secured by its assets, expiring on May 31, 2021 (the "TELUS International Credit Facility"). Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada. See "Underwriting".

CURRENCY

        Unless otherwise indicated, all references to "$" or "dollar" in this prospectus supplement refer to the Canadian dollar and all references to "U.S.$" or "U.S. dollar" in this prospectus supplement refer to the United States dollar. The Company's financial statements are prepared in Canadian dollars. The following table sets forth, for each of the periods indicated, the noon exchange rate on the last day of the period, the average noon exchange rate and the high and low noon exchange rates of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada. The noon exchange rate as reported by the Bank of Canada on March 1, 2017, was $1.00 = U.S.$0.7493.

	Years Ended December 31,
	2014		2015		2016
High	U.S.$	0.9422	U.S.$	0.8527	U.S.$	0.7972
Low	U.S.$	0.8589	U.S.$	0.7148	U.S.$	0.6854
Average	U.S.$	0.9054	U.S.$	0.7820	U.S.$	0.7548
End of Period	U.S.$	0.8620	U.S.$	0.7225	U.S.$	0.7448

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the accompanying amended and restated short form base shelf prospectus of TELUS dated August 30, 2016 (the "amended and restated short form base shelf prospectus") solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the amended and restated short form base shelf prospectus and reference should be made to the amended and restated short form base shelf prospectus for full particulars thereof.

        The following documents, which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the amended and restated short form base shelf prospectus, as supplemented by this prospectus supplement:

  (a)
  the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016 and December 31, 2015, together with the report of the independent registered public accounting firm thereon and the notes thereto;

  (b)
  Management's Discussion and Analysis of financial results for the year ended December 31, 2016;

  (c)
  the annual information form of the Company dated March 10, 2016, for the year ended December 31, 2015; and

  (d)
  the information circular dated March 9, 2016, prepared in connection with the Company's annual general meeting held on May 5, 2016.

        Any statement contained in the amended and restated short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the amended and restated short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the amended and restated short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the amended and restated short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

 WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in the accompanying amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the amended and restated short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Executive Vice-President, Corporate Affairs and Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the amended and restated short form base shelf prospectus to which it relates, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected events and the financial and operating performance of TELUS. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements about the Company's objectives and its strategies to achieve those objectives, its targets, outlook, updates, its multi-year dividend growth program, its multi-year share purchase program, and statements about anticipated trends regarding its business and the environment in which it operates. Forward-looking statements are typically identified by the words "assumption", "goal", "guidance", "objective", "outlook", "strategy", "target" and other similar expressions, or future or conditional verbs such as "aim", "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "seek", "should", "strive" and "will". By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. There is significant risk that forward-looking statements will not prove to be accurate. The Company's general outlook and assumptions are presented in Management's Discussion and Analysis of financial results for the year ended December 31, 2016. The assumptions on which the Company's forward-looking statements are based may ultimately prove to have been inaccurate and, as a result, the Company's actual results or events may differ materially from its expectations expressed in or implied by the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements. Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in the documents incorporated by reference include, but are not limited to, the following:

  •
  Competition including: the Company's ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of new wireless networks and the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on average revenue per subscriber unit per month (ARPU) and churn for all services (wireless and wireline), as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and increasing availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

  •
  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and disruptive technologies such as OTT

    Internet protocol (IP) services that may displace the Company's services including TV and entertainment services, and impact revenue.

  •
  Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future; the Company's reliance on information technology and its need to understand and streamline its legacy systems; technology options, evolution paths and roll-out plans for wireless and wireline networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); the Company's reliance on wireless network access agreements, which has facilitated its deployment of wireless technologies; choice of suppliers and those suppliers' ability to maintain and service their product lines, which could affect the success of upgrades to and evolution of technology that it offers (such as TELUS TV); supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; the Company's expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success as well as financial returns of new products and services to be rolled out on such networks; network reliability and change management; and uncertainties around its strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

  •
  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: the Company's broadband initiatives, including connecting more homes and businesses directly to fibre; the Company's ongoing deployment of newer wireless technologies such as 5G; utilizing newly acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada ("ISED"). The Company's capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results.

  •
  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission (CRTC) review of the Wireless Code with potential associated new requirements which could reduce revenue or increase operating costs; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates as well as terms and conditions which could potentially include new requirements such as permanent roaming, or enhanced quality of service levels for roamers; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC's wireline wholesale services review; the potential impacts from the CRTC's decision to require prorated refunds when customers terminate their services; the CRTC's examination of differential pricing practices related to Internet data plans; the impact from the review of Canada's cultural policies by the Minister of Canadian Heritage; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services and timely and effective enforcement of related regulatory safeguards; and restrictions on non-Canadian ownership of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

  •
  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

  •
  Process risks including: the Company's reliance on legacy systems and ability to implement and support new products and services and business operations; the Company's ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (including the Company's ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits), the risk that the transaction with BCE to acquire a portion of MTS' wireless customers and dealers, including obtaining the necessary regulatory approvals, may not be completed and there being no assurance regarding the successful migration of such customers and dealers; the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; the Company's ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to the Company's infrastructure and business operations; and real estate joint venture re-development risks.

  •
  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: the Company's operating efficiency and effectiveness program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) including the expected benefits of the immediately vesting transformative compensation initiative; business integrations; business process outsourcing; offshoring and reorganizations, including any FTE employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented, as required.

  •
  Financing and debt requirements including the Company's ability to carry out financing activities and its ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

  •
  Ability to sustain our dividend growth program through 2019 and ability to sustain and complete our multi-year share purchase program through 2019. These programs may be affected by factors such as the competitive environment, economic performance in Canada, the Company's earnings and free cash flow, its levels of capital expenditures and spectrum licence purchases, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by the Board of Directors based on the Company's financial position and outlook. The share purchase program may be affected by a change in the Company's intention to purchase shares, and the assessment and determination of the Board of Directors from time to time, based on the Company's financial position and outlook, and the market price of TELUS shares. Consequently, there can be no assurance that these programs will be maintained through 2019.

  •
  Taxation matters including: interpretation of complex tax laws by the tax authorities that may differ from the Company's interpretations; changes in tax laws, including tax rates; tax expenses being materially different than anticipated; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax collection authorities adopting more aggressive auditing practices.

  •
  Litigation and legal matters including: the Company's ability to defend successfully against investigations, regulatory proceedings, claims and lawsuits, including intellectual property infringement claims and class actions pending against it, as well as possible proceedings, intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

  •
  Health, safety and the environment, including lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting the Company's business including climate change, waste and waste recycling, risks relating to fuels systems on its properties, and changing government and public expectations regarding environmental matters and the Company's responses.

  •
  Business continuity events including: the Company's ability to maintain customer service and operate its networks in the event of human error or human-caused threats, such as cyber-attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

  •
  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian/U.S. dollar exchange rates.

        For further information, see the section entitled "Risks and risk management" in the Company's Management's Discussion and Analysis of financial results for the year ended December 31, 2016.

SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the accompanying amended and restated short form base shelf prospectus to which it relates and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to "TELUS" or the "Company" are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. References to "$" or "dollar" are to Canadian dollars and references to "U.S.$" or "U.S. dollar" are to United States dollars.

The Offering

Issue	U.S.$500,000,000 aggregate principal amount of Notes.
Interest	Interest accrues on the Notes at a rate of 3.70% per annum and is payable in arrears semi-annually on March 15 and September 15 of each year, beginning on September 15, 2017.
Maturity	The Notes will mature on September 15, 2027.
Ranking

The Notes will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

Optional Redemption
The Notes may be redeemed at any time prior to the Par Call Date (as defined in "Description of the Notes — Optional Redemption") at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value (as defined in "Description of the Notes — Optional Redemption") of the Notes or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

In the event of certain changes to the tax laws of Canada or any province thereof in respect of the Notes, TELUS may, under certain circumstances, redeem the Notes, in whole, but not in part, at 100% of their outstanding principal amount, together with accrued and unpaid interest, if any, and Additional Amounts (as defined herein), if any, to the date fixed for redemption. See "Description of the Notes — Tax Redemption".

Change of Control

The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their outstanding principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See "Description of the Notes — Repurchase upon Change of Control Triggering Event".

Certain Covenants

The U.S. Indenture (as defined herein) pursuant to which the Notes will be issued will contain certain covenants that, among other things, limit the ability of the Company and certain material subsidiaries to grant security in respect of Indebtedness (as defined herein) and to enter into Sale and Lease-Back Transactions (as defined herein) and limit the ability of such subsidiaries to incur new Indebtedness. See "Description of the Notes — Negative Pledge", "— Limitation on Restricted Subsidiary Indebtedness", and "— Limitation on Sale and Lease-Back Transactions".

Use of Proceeds

The total net proceeds to be received by the Company from this Offering are estimated to be approximately U.S.$499,225,000 after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds will be used to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes. We intend to fund the balance of the amount required to repay the principal amount outstanding on the Series CD Notes due March 2017 with the net proceeds of the Concurrent Canadian Offering (as defined in "Recent Developments"). Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities. See "Use of Proceeds".

Concurrent Canadian Offering	Concurrently with this Offering, the Company priced an offering of $325 million aggregate principal amount of 4.70% notes due 2048, in Canada. See "Recent Developments" in this prospectus supplement.
Conflicts of Interest

As described above, a portion of the net proceeds will be used to repay a portion of outstanding commercial paper and to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017. Certain affiliates of the Underwriters may be holders of the Company's commercial paper and/or holders of the Series CD Notes. As a result, one or more affiliates of the Underwriters may receive more than 5% of the net proceeds from this Offering in the form of the repayment of indebtedness. Accordingly, this Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority ("FINRA"). The appointment of a qualified independent underwriter is not necessary in connection with this Offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

Form and Denomination

The Notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes — Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the amended and restated short form base shelf prospectus, Notes in certificated form will not be issued. The Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Governing Law	New York, United States.

RISK FACTORS

        Prospective investors in the Notes should consider carefully the matters set forth in the section entitled "Risk Factors" in this prospectus supplement and the section entitled "Risks and risk management" in the Company's Management's Discussion and Analysis of financial results for the year ended December 31, 2016, which is being incorporated by reference herein.

RECENT DEVELOPMENTS

        In May 2016, the Company announced an agreement with BCE Inc. ("BCE"), pursuant to which it would acquire a portion of Manitoba Telecom Services Inc.'s ("MTS") postpaid wireless subscribers and dealer locations in Manitoba, dependent on the successful completion of BCE's acquisition of MTS, and subject to regulatory approvals. On February 15, 2017, BCE announced that it had received approval from the Competition Bureau and ISED and that it expected to complete its transaction with MTS on March 17, 2017. BCE has agreed to divest approximately one-quarter of MTS' postpaid wireless subscribers (equivalent to approximately one per cent of TELUS' 8.6 million total wireless subscribers) and 13 MTS retail locations to TELUS (through one or more of its subsidiaries) for total proceeds of approximately $300 million, subject to final adjustments. Although the transaction with TELUS is expected to close on or about April 1, 2017, customers will be actively migrated to TELUS over several months in a customer-friendly manner. On February 15, 2017, BCE also announced that BCE and MTS had agreed to transfer to Xplornet Communications Inc. ("Xplornet") a total of 40 MHz of 700 MHz, AWS-1 and 2500 MHz wireless spectrum currently held by MTS, 24,700 wireless customers and 6 dealer locations, and that Xplornet will receive transitional remedy network access from Bell MTS in urban areas of Manitoba for three years and other operational benefits as Xplornet builds out its own wireless network in Manitoba.

        On March 1, 2017, TELUS priced an offering of C$325,000,000 aggregate principal amount of 4.700% notes due March 6, 2048 (the "Canadian Notes") in Canada (the "Concurrent Canadian Offering"). TELUS intends to use the net proceeds from this Offering and the Canadian Notes to fund repayment, on maturity, of C$700 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017, to repay outstanding commercial paper and for general corporate purposes. The closing of this Offering is not contingent upon the completion of the Concurrent Canadian Offering.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the cash and temporary investments, net, and the capitalization of TELUS as at December 31, 2016, on an actual basis and on an as adjusted basis to give effect to (i) this Offering, (ii) the Concurrent Canadian Offering and (iii) the use of proceeds of this Offering to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes. We intend to fund the balance of the amount required to repay the principal amount outstanding on the Series CD Notes due March 2017 with the net proceeds of the Concurrent Canadian Offering. This table should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2016, and December 31, 2015, together with the report of the independent registered public accounting firm thereon and the notes thereto. All U.S. dollar amounts have been translated into Canadian dollars based on the monthly closing rate of exchange as reported by the Bank of Canada on December 31, 2016 (U.S.$1.00 = $1.3427).

	As at December 31, 2016
	Actual	As adjusted
	(millions)
Cash and temporary investments, net	$432	$456	(1)(2)

Amounts arising from arm's-length securitization trust	100	100

Total short-term debt	100	100

Long-term debt
Notes offered hereby	—	671
TELUS Corporation Notes
Series CD: 4.95% due March 2017(3)	700
Series CG: 5.05% due December 2019	996	996
Series CH: 5.05% due July 2020	997	997
Series CJ: 3.35% due March 2023	498	498
Series CK: 3.35% due April 2024	1,091	1,091
Series CL: 4.40% due April 2043	595	595
Series CM: 3.60% due January 2021	398	398
Series CN: 5.15% due November 2043	396	396
Series CO: 3.20% due April 2021	497	497
Series CP: 4.85% due April 2044	883	883
Series CQ: 3.75% due January 2025	795	795
Series CR: 4.75% due January 2045	395	395
Series CS: 1.50% due March 2018	249	249
Series CT: 2.35% due March 2022	994	994
Series CU: 4.40% due January 2046	497	497
Series CV: 3.75% due March 2026	593	593
U.S.$600,000,000 2.80% Notes due February 16, 2027	793	793
Canadian Notes	—	325
TELUS Corporation Commercial Paper	613	345
TELUS Corporation Credit Facilities	—	—
TELUS Communications Inc. Debentures
Series 3: 10.65% due June 2021	174	174
Series 5: 9.65% due April 2022	247	247
Series B: 8.80% due September 2025	198	198
TELUS International (Cda) Inc. Credit Facilities	332	332

Total long-term debt	12,931	12,959

Total debt	13,031	13,059

Owners' equity:
Common Shares	5,029	5,029
Contributed surplus	372	372
Retained earnings	2,474	2,474
Accumulated other comprehensive income	42	42
Non-controlling interest	19	19

Total owners' equity	7,936	7,936

Total capitalization	$20,535	$20,539

Notes:

(1)
Reflects U.S.$499 million arising from the issue of the Notes offered hereby (being the price to the public in respect of the Notes) and $322 million from the Concurrent Canadian Offering, and assumes the use of proceeds from this Offering (being to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes). The amount reflected does not deduct issue costs related to this Offering.

(2)
As at the date of this prospectus supplement, no amounts were drawn on the 2016 Credit Facility and the amount of commercial paper outstanding, all of which was denominated in U.S. dollars, was U.S.$685 million ($914 million, based on the daily average exchange rate as reported by the Bank of Canada on March 1, 2017, which was U.S.$1.00 = $1.3346, before application of the use of proceeds from this Offering). Approximately U.S.$141 million of the net proceeds of this Offering and $79 million of the net proceeds from the Concurrent Canadian Offering will be used to repay outstanding commercial paper.

(3)
On March 15, 2017, the $700 million principal amount of the Series CD Notes becomes due and payable. The repayment will be funded by approximately U.S.$346 million of the net proceeds of this Offering, and $235 million from the net proceeds of the Concurrent Canadian Offering.

USE OF PROCEEDS

        The total net proceeds to be received by the Company from this Offering are estimated to be approximately U.S.$496,225,000 after payment of commissions (the "Underwriters' fee") to the Underwriters but before deduction of the expenses of this Offering. The net proceeds will be used to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes. We intend to fund the balance of the amount required to repay the principal amount outstanding on the Series CD Notes due March 2017 with the net proceeds from the Concurrent Canadian Offering. The outstanding commercial paper was originally incurred for working capital purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.

EARNINGS COVERAGE RATIOS

        The following consolidated earnings coverage ratio, which gives effect to this Offering as though it had occurred at the beginning of such period, and assumes the issuance of the Canadian Notes in the Concurrent Canadian Offering as though it had occurred at the beginning of such period, has been calculated for the 12-month period ended December 31, 2016. The earnings coverage ratio refers to the ratio of (i) consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes, and (ii) borrowing costs.

        For the 12-month period ended December 31, 2016, the Company's consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes was $2,186 million. Borrowing costs for the 12-month period was $547 million.

12-month period ended	December 31, 2016
Earnings coverage ratio	4.0 times

        The earnings coverage ratio for the 12-month period ended December 31, 2016 gives pro forma effect to the issuance, repayment and redemption of all long-term debt of the Company since December 31, 2016 and assumes repayment of TELUS' Series CD Notes due March 2017, as if each had occurred at the beginning of such 12-month period. The earnings coverage ratio set out above does not purport to be indicative of earnings coverage ratios for any future periods.

RISK FACTORS

        An investment in the Notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the section entitled "Risks and risk management" in the Company's Management's Discussion and Analysis of financial results for the year ended December 31, 2016, which section is incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating TELUS and its business before making an investment in the Notes.

Structural Subordination of Notes

        The Notes will be obligations exclusively of the Company. The Company's existing operations are currently conducted through its subsidiaries. The Company's ability to meet its debt service obligations, including payment of principal and interest on the Notes, is dependent upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries to the Company in the form of loans, dividends, fees or otherwise. The Company's subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Because the Company's subsidiaries will not guarantee the payment of principal of or interest on the Notes, any right of the Company to receive assets of the subsidiaries upon their bankruptcy, receivership, liquidation or reorganization (and the consequent right of the holders of the Notes (the "Noteholders" and each, a "Noteholder") to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiaries' creditors (including tax authorities, trade creditors and lenders).

Bankruptcy and Related Laws

        The Company is incorporated under the laws of the Province of British Columbia and its principal operating assets are located in Canada.

        The rights of the Trustees (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring, receivership, liquidation and other provisions of applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling "an insolvent person" to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal or plan to restructure and/or compromise obligations for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, both statutes permit, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

        The powers of the court under applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation (including the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies' Creditors Arrangement Act (Canada)) have generally been exercised broadly to protect a debtor entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict if payments under the Notes would be made following commencement of or during such a proceeding, whether or when the Trustees could exercise their rights under the U.S. Indenture or whether and to what extent Noteholders would be compensated for any delay, in payments of principal and interest.

No Public Market

        There is no established trading market for the Notes. The Company does not intend to have the Notes listed for trading on any securities exchange or quoted on any automated dealer quotation system. The Underwriters have advised the Company that they presently intend to make a market in the Notes, but the Underwriters are not obligated to do so and any such market-making activities may be discontinued at any time without notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes. The liquidity of any market for the Notes will depend upon the number of holders of such Notes, the interest of securities dealers in making a market in the Notes and other factors. The absence of an active market for the Notes could adversely affect their market price and liquidity.

Credit Ratings

        There can be no assurance that the credit ratings assigned to the Notes will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. For example, on May 7, 2015, DBRS Limited ("DBRS") announced a downgrade to its short-term and long-term credit rating of TELUS, and on July 13, 2016 Moody's Investors Service Inc. ("Moody's") affirmed the Company's Baa1 senior unsecured ratings, but changed the outlook to stable from negative. There can be no assurance that DBRS, Moody's, or any other rating agency, will not downgrade its ratings on the Notes. Real or anticipated changes in credit ratings on the Notes may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which TELUS can access the capital markets.

Repurchase upon Change of Control Triggering Event

        In the event that the Company is required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes in cash at such time. In addition, the Company's ability to repurchase the Notes for cash may be limited by applicable law.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.

Currency Risks

        The Notes are denominated and payable in United States dollars which may entail certain risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of fluctuations in the United States dollar market, the imposition or modification of exchange controls and potential illiquidity in the secondary market. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Notes denominated in currencies other than Canadian dollars. The Notes are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Foreign Private Issuer Status

        As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers.

        Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company's securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company's securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors.

        The Company will lose its foreign private issuer status if a majority of its Common Shares are held by U.S. persons and a majority of its directors or executive officers are U.S. citizens or residents or if it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. Although the Company has elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system adopted by the United States.

        If the Company ceases to be a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. The Company may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, the Company would lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

DESCRIPTION OF THE NOTES

        The following description of the Notes is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the U.S. Indenture (as defined below). The following summary uses words and terms which have been defined in the U.S. Indenture. For full particulars, reference is made to the amended and restated short form base shelf prospectus and to the U.S. Indenture.

General

        The Notes will be issued under a supplemental indenture (the "Second Supplemental Indenture") which, for purposes of that series, will supplement the terms and conditions in the indenture dated September 19, 2016 (the "U.S. Trust Indenture") among the Company, Computershare Trust Company N.A., as U.S. trustee (the "U.S. Trustee"), and Computershare Trust Company of Canada, as Canadian trustee (the "Canadian Trustee" and together with the U.S. Trustee, the "Trustees"). The Second Supplemental Indenture will be entered into between the Company and the Trustees and will be dated as of the closing date of this Offering. The Second Supplemental Indenture will provide for, among other things, the creation and issuance of the Notes. The U.S. Trust Indenture is described in the amended and restated short form base shelf prospectus. References herein to the "U.S. Indenture" refer to the U.S. Trust Indenture as supplemented by the Second Supplemental Indenture.

        The Company may, from time to time, without the consent of Noteholders, create and issue additional Notes, having the same terms and conditions as the Notes in all respects, except for such variations to such terms and conditions as may be required, in the reasonable opinion of the Company, to reflect the different issue dates of such additional Notes and the then existing Notes and any intention that all such additional Notes and the then existing Notes be fungible for trading purposes. Additional Notes issued in this manner will be consolidated with and form a single series with the then existing Notes and, if the Company acting reasonably determines that it is advisable or advantageous to do so, the Company may accept such additional Notes and the then existing Notes in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and the then existing Notes.

Principal, Maturity and Interest

        The Notes will be initially limited to U.S.$500,000,000 aggregate principal amount (provided that the Company may in the future issue additional Notes up to any additional amount determined by the Company without the consent of existing holders of the Notes), and will mature on September 15, 2027. The Notes will bear interest at the rate of 3.70% per annum from their issuance date, payable semi-annually on March 15 and September 15 of each year, beginning on September 15, 2017, to holders of record on February 28 and August 31, respectively.

        Principal and interest on the Notes will be payable in lawful money of the United States. The issuance date for the Notes will be on or about March 6, 2017. If the due date for payment of any amount of principal or interest on any Note is not, at the place of payment, a Business Day such payment will be made on the next Business Day and the applicable Noteholder shall not be entitled to any further interest or other payment in respect of such delay.

        On maturity, the Company will repay the indebtedness represented by the Notes by paying the Trustees in U.S. dollars an amount equal to the principal amount of the outstanding Notes plus any accrued and unpaid interest thereon. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The yearly rate of interest to which interest calculated under the Notes for any period in any calendar year (the "calculation period") is equivalent, is the rate payable under the Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).

        The Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.

Optional Redemption

        The Notes may be redeemed at any time prior to the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Discounted Value of the Notes or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. Unless the Company defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

        In the case of a redemption for less than all of the Notes, the Notes to be redeemed will be selected by the Trustees in such manner as the Trustees deem appropriate.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Business Day" when used with respect to any particular location referred to in the U.S. Trust Indenture or in the Notes, means, unless otherwise specified with respect to any Notes pursuant to the U.S. Trust Indenture, any day other than (i) Saturday or Sunday or (ii) any other day on which commercial banking institutions in that location are closed or required or authorized by any applicable law or regulation or executive order to remain closed.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term in years and months of the Notes.

        "Comparable Treasury Price" for any redemption date means (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Discounted Value" shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Notes matured on the Par Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the redemption date) discounted to any redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, as calculated by an Independent Investment Banker. The Adjusted Treasury Rate shall be calculated no later than the third Business Day preceding the redemption date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by TELUS or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by TELUS.

        "Par Call Date" means June 15, 2027, the date that is three months prior to the maturity date of the Notes.

        "Reference Treasury Dealers" means each of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, and/or their affiliates which are primary U.S. government securities dealers, and their respective successors; and (2) one other primary U.S. government securities dealer in the City of New York

(a "Primary Treasury Dealer") and its respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, TELUS will substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date; provided that in the event that the Independent Investment Banker fails to provide the Trustee with the Reference Treasury Dealer Quotations, TELUS will use commercially reasonable efforts to obtain such quotations.

Tax Redemption

        The Notes may be redeemed, in whole, but not in part, at the option of TELUS at any time, on not fewer than 30 nor more than 60 days' prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event TELUS delivers to the Trustees an opinion of independent Canadian tax counsel experienced in such matters to the effect that TELUS has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the outstanding Notes any Additional Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the Notes; provided that TELUS determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to TELUS (not including substitution of the obligor under the Notes).

Repurchase upon Change of Control Triggering Event

        If a Change of Control Triggering Event (as defined herein) occurs with respect to the Notes, unless the Company has exercised its optional right to redeem all of the Notes as described under "— Optional Redemption" or "— Tax Redemption" above, the Company will be required to make an offer to repurchase all or, at the option of the Noteholder, any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof) of each holder's Notes pursuant to the offer described below (the "Change of Control Offer") on the terms set forth in the Second Supplemental Indenture. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate outstanding principal amount of Notes to be repurchased together with accrued and unpaid interest on the Notes to the date of repurchase.

        Within 30 days following any Change of Control Triggering Event, the Company will be required to give written notice to Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Company must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. The Company shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law. The Company shall comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws and regulations thereunder to the extent that those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined herein) provisions, the Company will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Notes by virtue of such conflict.

        The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.

        "Change of Control" shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Company and its Subsidiaries (as defined in the amended and restated short form base shelf prospectus), taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Company and its Subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Company and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Company, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Company).

        "Change of Control Triggering Event" shall mean the occurrence of both a Change of Control and a Rating Event.

        "Investment Grade Rating" shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody's, BBB- (or the equivalent) by Standard & Poor's Rating Services, a business unit of S&P Global Canada Corp. ("S&P"), or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

        "Rating Event" shall mean the rating on the Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the "Required Threshold") on any day within the 60-day period (which 60-day period will be extended so long as the rating of Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control, and (b) public notice of the occurrence of a Change of Control or of the Company's intention or agreement to effect a Change of Control.

        "Specified Rating Agencies" shall mean each of Moody's, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of Notes publicly available for reasons outside of the Company's control; provided that if one or more of Moody's, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company's control, the Company may select any other "designated rating organization" within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

Purchase of Notes

        The Company may, at any time and from time to time, purchase Notes in the market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract, at any price, subject to applicable law.

Defeasance

        The provisions described under "Description of Debt Securities — Defeasance — Defeasance of Certain Obligations under the U.S. Trust Indenture" in the amended and restated short form base shelf prospectus are applicable to the Notes, including the condition that the Company will deliver to the applicable Trustees an opinion of counsel to the effect that the Noteholders will not recognize income, gain or loss for Canadian or United States federal income tax purposes as a result of such defeasance and will be subject to Canadian and United States federal income tax on the same basis as if such defeasance had not occurred.

Events of Default

        Events of Default are described in the amended and restated short form base shelf prospectus under "Description of Debt Securities — Events of Default" and reference is made to that section for a list of the events which constitute an Event of Default with respect to the Notes.

Negative Pledge

        The U.S. Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined herein) to, create or assume any Lien (as defined in the amended and restated short form base shelf prospectus) upon any present or future Principal Property (as defined in the amended and restated short form base shelf prospectus) or any Property (as defined in the amended and restated short form base shelf prospectus) which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined in the amended and restated short form base shelf prospectus) of the Company or a Restricted Subsidiary unless the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking equally with the Notes then existing or thereafter created), shall be concurrently secured equally and rateably with (or prior to) such other Indebtedness so long as such Lien is outstanding.

        The restrictions set forth above shall not apply to certain permitted Liens (each, a "Permitted Lien"), including:

  (i)
  Liens existing on the initial issuance date for the Notes (namely, on or about March 6, 2017);

  (ii)
  Liens on any Property of any Person (as defined in the amended and restated short form base shelf prospectus) existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

  (iii)
  Liens on any Property existing at the time such Property is acquired by the Company or a Restricted Subsidiary, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

  (iv)
  Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

  (v)
  Liens on Property of the Company or a Restricted Subsidiary securing Indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

  (vi)
  Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Indebtedness secured by any Permitted Lien, including those referred to in the foregoing clauses (i), (ii), (iii), (iv) and (v); provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased; and

  (vii)
  any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt (as defined in the amended and restated short form base shelf prospectus) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined herein) to which the Company or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all other Indebtedness of Restricted Subsidiaries incurred in compliance with "Limitation on Restricted Subsidiary Indebtedness" below (other than any Indebtedness of Restricted Subsidiaries excluded from the calculations of such limitation on Restricted Subsidiary Indebtedness pursuant to the provisos contained therein), does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined in the amended and restated short form base shelf prospectus).

        "Restricted Subsidiary" means (a) TELUS Communications Inc., (b) TELUS Communications Company, and (c) at any time any other Subsidiary (as defined in the amended and restated short form base shelf prospectus) of the Company if, at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Company and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied.

Limitation on Restricted Subsidiary Indebtedness

        The U.S. Indenture contains provisions to the effect that TELUS shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Indebtedness, unless after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Indebtedness of all Restricted Subsidiaries, plus (y) the then outstanding principal amount of Indebtedness of TELUS secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (i) to (xxviii) inclusive of the definition of Permitted Liens in the U.S. Indenture), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of TELUS, would not exceed 15% of Consolidated Net Tangible Assets. This restriction does not affect the Permitted Indebtedness (as defined in the Second Supplemental Indenture) of Restricted Subsidiaries, which is (1) Indebtedness secured by any Lien constituting a Permitted Lien under any of clauses (i) to (xviii) inclusive of the definition of Permitted Liens in the U.S, Indenture, (2) Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of the Restricted Subsidiaries existing on the date of the Second Supplemental Indenture and, in the case of any Person (as defined in the amended and restated short form base shelf prospectus) which is not a Restricted Subsidiary on the date of the Second Supplemental Indenture or which ceases to be a Restricted Subsidiary after the date of the Second Supplemental Indenture, at the time such Person becomes, or again becomes, as the case may be, a Restricted Subsidiary, (3) Indebtedness owing to TELUS or to another Restricted Subsidiary, (4) commercial paper issued by the Restricted Subsidiaries not to exceed in the aggregate $1 billion, and (5) any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses (1), (2), (3) or (4) (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).

Limitation on Sale and Lease-Back Transactions

        Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction, except for:

  (i)
  any Sale and Lease-Back Transaction constituting certain specified Permitted Liens under the U.S. Indenture; or

  (ii)
  any Sale and Lease-Back Transaction that is not otherwise permitted under clauses (i) above or (iii) below and in respect of which the Company or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the Notes pursuant to the negative pledge described above (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an "Unrestricted Sale and Lease-Back Transaction"); or

  (iii)
  any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include the Debt Securities (as defined in the amended and restated short form base shelf prospectus) of any series) ranking on a parity with, or prior to, the Notes and owing to a Person other than the Company or any Affiliate (as defined in the amended and restated short form base shelf prospectus) of the Company, or (y) the purchase, construction or improvement of real property or personal property used by the Company or the Restricted Subsidiaries in the ordinary course of business.

Other Covenants

        In addition to the covenants of the Company described above under "— Limitation on Restricted Subsidiary Indebtedness", under "— Negative Pledge", which supersedes the provisions described under "Description of Debt Securities — Negative Pledge" in the accompanying amended and restated short form base shelf prospectus, and under "— Limitation on Sale and Lease-Back Transactions", which supersedes the provisions described under "Description of Debt Securities — Limitation on Sale and Lease-Back Transactions" in the accompanying amended and restated short form base shelf prospectus, there are certain additional covenants which are applicable to the Notes that are described in the amended and restated short form base shelf prospectus and reference is made to that document for descriptions of such covenants.

Book-Entry System

        The Depository Trust Company ("DTC"), New York, New York, will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. Fully-registered global notes (hereinafter referred to as the "Global Notes") will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.

        Purchases of Notes under the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the Notes is discontinued.

        The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to TELUS as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

        TELUS will send any redemption notices to DTC. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

        A beneficial owner must give any required notice of its election to have its Notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its Notes by causing the direct participant to transfer its interest in the securities on DTC's records. The requirement for physical delivery of Notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC's records and followed by a book-entry credit of tendered Notes to the applicable trustee or agent's DTC account.

        The information in this section concerning DTC and DTC's system has been obtained from sources that TELUS believes to be reliable, but is subject to any changes to the arrangement between TELUS and DTC and any changes to these procedures that may be instituted unilaterally by DTC.

Certificated Notes

        DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to TELUS and the Trustees. Under these circumstances, and in the event that a successor depository is not appointed, Notes in certificated form are required to be printed and delivered. TELUS may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository). In that event, Notes in certificated form will be printed and delivered. If at any time DTC ceases to be registered or in good standing under the Exchange Act and a successor depository is not appointed by TELUS within 90 days, the Company determines that the Securities shall no longer be represented by a Global Note or Global Notes or the Trustees have received a request from a beneficial holder of outstanding Notes to issue Notes in certificated form to such holder, TELUS will issue individual Notes in certificated form in exchange for the Global Notes.

Payments

        Principal, premium, if any, and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in "street name". These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustees, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is our responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

        The U.S. Trustee will act, pursuant to the U.S. Indenture, as the registrar and paying agent. Payment of principal at maturity will be made at the corporate trust office of the U.S. Trustee (or in such other office as may from time to time be designated by the Company) against surrender of the Notes.

Additional Amounts

        All payments made by TELUS under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, "Taxes") unless TELUS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For the Notes, if TELUS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to such Notes, TELUS will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each applicable Noteholder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable Noteholder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

  •
  any payment to a Noteholder or beneficial owner who is liable for such Taxes in respect of such Note (1) by reason of such Noteholder or beneficial owner being a person with whom TELUS is not dealing at arm's length for the purposes of the Income Tax Act (Canada) (the "Tax Act") or (2) by reason of the existence of any present or former connection between such Noteholder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Noteholder or beneficial owner, if such Noteholder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

  •
  any payment to a Noteholder or beneficial owner who is a "specified shareholder" of TELUS or who does not deal at arm's length with a "specified shareholder" of TELUS as defined in subsection 18(5) of the Tax Act;

  •
  any Note presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the Noteholders on or prior to such date, the date on which the full amount of such monies has been paid to the Noteholders, except to the extent that the Noteholder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

  •
  any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

  •
  any Taxes imposed as a result of the failure of a Noteholder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the Noteholder or beneficial owner of such Note, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Taxes;

  •
  any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

  •
  any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Note to a Noteholder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

        Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a Noteholder or beneficial owner of the Notes in respect of any amount payable under the Notes to the Noteholder (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm's length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, TELUS will pay to the Noteholder an amount equal to such Tax within 45 days after receiving from the Noteholder a notice containing reasonable particulars of the Tax so payable, provided such Noteholder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

        Whenever in the U.S. Indenture or in any Note there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

        The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Indenture or the redemption, repayment or purchase of the Notes.

Governing Law

        Each of the U.S. Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Enforceability of Judgments

        TELUS is incorporated under and governed by the laws of British Columbia, Canada. A substantial portion of the Company's assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of the Company's directors, officers or experts. TELUS has also been advised by Norton Rose Fulbright Canada LLP that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.

CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, a resident of Canada, has not and will not use or hold the Notes in or in the course of carrying on business in Canada, deals at arm's length with the Company and with any person resident in Canada to whom the holder disposes of a Note and is neither a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of the Company nor a person who does not deal at arm's length with such specified shareholder (a "Non-Resident Holder"). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm's length within the meaning of the Tax Act.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the "Proposed Tax Amendments") and assumes that all Proposed Tax Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Notes should consult their own tax advisors with respect to their own particular circumstances.

        Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by the Company on the Notes to a Non-Resident Holder that deals at arm's length with the Company at the time such interest is paid or credited will not be subject to non-resident withholding tax and no non-resident withholding tax will apply to the proceeds received by a Non-Resident Holder on a disposition of a Note, including a redemption, payment on maturity or repurchase. For the purposes of the Tax Act, related persons (as defined in the Tax Act) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

        No other tax on income or gains under the Tax Act will be payable by a Non-Resident Holder on interest, principal, premium, bonus or penalty on a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity or repurchase.

Certain United States Federal Income Tax Considerations

        The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a Note by a U.S. holder (as defined below) that purchases such Note pursuant to, and at the price set forth on the cover of, this prospectus supplement and holds the Note as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "IRC"). This summary is based upon the IRC, regulations of the Treasury Department promulgated or proposed thereunder, administrative pronouncements, and judicial decisions, all as currently in effect and all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not describe all of the U.S. federal income tax considerations that may be relevant to U.S. holders

(as defined below) in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, financial institutions; insurance companies; traders or dealers in securities or currencies; partnerships and their partners; regulated investment companies; real estate investment trusts; tax-exempt organizations; persons holding a Note as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; persons subject to the alternative minimum tax; U.S. expatriates; or persons having a functional currency other than the U.S. dollar; or persons who do not deal at arm's length with the Company.

        For purposes of this summary, a "U.S. holder" is a beneficial owner of a Note that is (i) an individual who is a citizen or resident alien of the U.S. as determined for U.S. federal income tax purposes (which includes a "green card holder"), (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the law of the U.S., any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that elected to be subject to tax as a United States person under the IRC.

        If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a Note, the tax treatment of the partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that own a Note are urged to consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

        This summary does not constitute, and should not be considered as, legal or tax advice to holders of Notes. Prospective investors are urged to consult their own tax advisors with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Payment of Interest

        In general, each payment of interest (including any Additional Amounts) on a Note will be included in the gross income of a U.S. holder as ordinary income at the time it is accrued or received, in accordance with such holder's method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of a Note

        Upon the sale, exchange, redemption or other taxable disposition of a Note, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized on such disposition (other than amounts attributable to accrued interest not previously included in income, which will be subject to tax as foreign source interest income, as discussed above) and (ii) such holder's adjusted tax basis in the Note. A U.S. holder's adjusted tax basis in a Note will generally be the amount paid for the Note. Such gain or loss attributable to the sale, exchange, redemption, or other taxable disposition of a Note will be long-term gain or loss if the U.S. holder's holding period for the Note exceeds one year. Gain or loss, if any, recognized by a U.S. holder will generally be treated as U.S. source gain or loss, as the case may be, for U.S. foreign tax credit limitation purposes. For non-corporate U.S. holders, including individuals, long-term capital gains generally are taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations under the IRC.

Notes Subject to Contingencies

        In certain circumstances (see "Description of the Notes — Change of Control"), the Company may be obligated to pay a U.S. holder additional payments in excess of stated interest or principal on the Notes. It is possible that the Company's obligation to make additional payments on the Notes could implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." If the Notes were characterized as contingent payment debt instruments, a U.S. holder might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

        The Company intends to take the position that the likelihood of additional payments on the Notes is remote, and thus, that the Notes should not be treated as contingent payment debt instruments. The Company's determination that these contingencies are remote is binding on a U.S. holder unless the holder discloses its contrary position in the manner required by applicable Treasury regulations. The Company's determination, however, is not binding on the U.S. Internal Revenue Service (the "IRS"), and if the IRS were to challenge this determination, a U.S. holder might be required to treat income realized on the taxable disposition of a Note before the resolution of the contingencies as ordinary income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of income recognized by a U.S. holder. If any contingent amounts are in fact paid, a U.S. holder will be required to recognize such amounts as income.

        This disclosure assumes that the Company's determination that the contingencies are remote is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the regulations is not certain. U.S. holders are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

Backup Withholding and Reporting Obligations

        A U.S. holder may be subject to backup withholding with respect to payments received from certain U.S. paying agents of principal and interest made on a Note, or the proceeds of a sale or exchange of a Note before maturity, unless such U.S. holder (a) is a corporation or comes within certain other exempt categories and, when required, certifies to this fact or (b) provides a correct U.S. taxpayer identification number ("TIN"), certifies, under penalties of perjury, that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide the Company with a correct TIN or an adequate basis for exemption may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and will be credited against a U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        Certain U.S. holders that are individuals are required to report information relating to an interest in a Note, subject to certain exceptions (including an exception for a Note held in accounts maintained by certain financial institutions, such as a U.S. brokerage account). U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition of the Notes.

Additional Tax on Passive Income

        U.S. holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition a Note.

 UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC are acting as representatives of the Underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each Underwriter named below has agreed to purchase, severally and not jointly, and the Company has agreed to sell to that Underwriter, the principal amount of Notes set forth opposite the Underwriter's name.

Underwriters	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	115,000,000
RBC Capital Markets, LLC		115,000,000
BMO Capital Markets Corp.		50,000,000
CIBC World Markets Corp.		50,000,000
Scotia Capital (USA) Inc.		35,000,000
TD Securities (USA) LLC		35,000,000
HSBC Securities (USA) Inc.		25,000,000
National Bank of Canada Financial Inc.		25,000,000
Wells Fargo Securities, LLC		20,000,000
J.P. Morgan Securities LLC		10,000,000
MUFG Securities Americas Inc.		10,000,000
SMBC Nikko Securities America, Inc.		10,000,000

Total	U.S.$	500,000,000

        The underwriting agreement provides that the obligations of the Underwriters to purchase the Notes included in this Offering may be terminated in their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Notes if they purchase any of the Notes under the underwriting agreement. The Underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.40%. The Underwriters may allow, and the dealers may allow, a concession not to exceed 0.25% on sales to other dealers with respect to the Notes. The offering price and the other terms of the Notes have been determined by negotiation between the Company and the Underwriters.

        The following table shows the Underwriters' fee that the Company will pay to the Underwriters in connection with this Offering (expressed as a percentage of the principal amount of the Notes):

Paid by the Company
Per Note	0.65%

        After the Underwriters have made a reasonable effort to sell all of the Notes at the initial offering price, the concessions allowed and the offering price of the Notes may be changed (but not in excess of the initial offering price) and the compensation realized by the Underwriters will change accordingly.

        In connection with the Offering, the representatives, on behalf of the Underwriters, may, subject to applicable laws, bid for, purchase or sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in the Offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market prices of the Notes while the Offering is in progress.

        The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market prices of the Notes. They may also cause the prices of the Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the prices of the Notes. In addition, if the Underwriters commence any of these transactions, they may discontinue them at any time without notice.

        This prospectus supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada. Each Underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect. The sale of the Notes offered under this prospectus supplement to purchasers outside of Canada is being qualified under the securities laws of the Province of British Columbia. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia).

        The Company estimates that its total expenses for the Offering will be approximately U.S.$2 million (not including the Underwriters' fee).

        Each of the Underwriters is an affiliate of a financial institution which is a lender to the Company under the 2016 Credit Facility. Each of the Underwriters, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and SMBC Nikko Securities America, Inc. is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. under the TELUS International Credit Facility. Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada.

        The 2016 Credit Facility consists of a $2.25 billion unsecured revolving credit facility maturing May 31, 2021. As of December 31, 2016, no amounts were drawn on the 2016 Credit Facility and approximately $613 million was utilized to backstop outstanding commercial paper. As at the date hereof, no amounts are drawn on the 2016 Credit Facility.

        The TELUS International Credit Facility consists of an approximately U.S.$325 million bank credit facility expiring on May 31, 2021. As of December 31, 2016, U.S.$253 million was drawn on the TELUS International Credit Facility. As at the date hereof, approximately U.S.$235 million has been drawn on the TELUS International Credit Facility.

        TELUS is and has been in compliance with the terms of the 2016 Credit Facility and the TELUS International Credit Facility. None of the lenders under the 2016 Credit Facility or the TELUS International Credit Facility or the Underwriters were involved in the Company's decision to distribute the Notes offered hereby. The Underwriters negotiated the terms and conditions of this Offering and will not benefit in any manner from this Offering other than the payment of their fees as described above. The net proceeds will be used to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes. The proceeds of this Offering will not be applied for the benefit of the Underwriters or their affiliates other than as described herein.

        As described above, a portion of the net proceeds will be used to repay a portion of outstanding commercial paper and to fund the repayment, on maturity, of $465 million of the principal amount outstanding on TELUS' Series CD Notes due March 2017. Certain affiliates of the Underwriters may be holders of the Company's commercial paper and/or holders of the Series CD Notes. As a result, one or more affiliates of the Underwriters may receive more than 5% of the net proceeds from this Offering in the form of the repayment of indebtedness. Accordingly, this Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority ("FINRA"). The appointment of a qualified independent underwriter is not necessary in connection with this Offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

        In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company's securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Canada

        The Notes may not be offered or sold in Canada or to residents of Canada.

European Economic Area

        In relation to each member state of the European Economic Area (each, a "relevant member state") which has implemented the Prospectus Directive (as described below), each Underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), it has not made and will not make an offer of Notes to the public in that relevant member state prior to the publication of a prospectus in relation to such offer that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, it may, with effect from and including the relevant implementation date, make an offer of Notes to the public in that relevant member state at any time:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives, on behalf of the underwriters, for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any Notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each Underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA")), received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

  •
  it has complied and will comply with all applicable provisions of the FSMA and of the Financial Services Act of 2012 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Switzerland

        This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes described herein. The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Hong Kong

        This prospectus supplement and the amended and restated short form base shelf prospectus have not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. Each Underwriter has represented and agreed that:

  •
  the Notes will not be offered or sold in Hong Kong other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

  •
  no advertisement, invitation or document relating to the Notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

        This prospectus supplement and the amended and restated short form base shelf prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented and agreed that this prospectus supplement, the amended and restated short form base shelf prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Each underwriter has acknowledged that where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers and Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

        The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

        Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, the Company's U.S. counsel, and Norton Rose Fulbright Canada LLP, Toronto, Ontario, the Company's Canadian counsel, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and New York, New York, the Underwriters' Canadian and U.S. counsel. The partners and associates of each of Osler, Hoskin & Harcourt LLP and Norton Rose Fulbright Canada LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

INTERESTS OF EXPERTS

        The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

Amended and Restated Short Form Base Shelf Prospectus dated August 30, 2016, amending and restating the Short Form Base Shelf Prospectus dated March 29, 2016

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS,
DATED AUGUST 30, 2016, AMENDING AND RESTATING THE
SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 29, 2016

New Issue	August 30, 2016

TELUS Corporation

$3,000,000,000

Debt Securities
Preferred Shares
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units
Subscription Receipts

TELUS Corporation ("TELUS" or the "Company") may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, "Debt Securities"), preferred shares or common shares (collectively, the "Equity Securities"), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the "Warrants"), Share Purchase Contracts (as defined under "Description of Share Purchase Contracts and Share Purchase or Equity Units" herein), Share Purchase or Equity Units (as defined under "Description of Share Purchase Contracts and Share Purchase or Equity Units" herein), and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units ("Subscription Receipts", and together with the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, the "Securities") of up to $3,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25 month period commencing March 29, 2016 that this amended and restated short form base shelf prospectus (the "Prospectus"), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of common shares of TELUS ("Common Shares"), the number of Common Shares offered and the offering price; (iii) in the case of Equity Securities other than Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as the case may be, and any other specific terms thereof. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

TELUS has filed an undertaking with the British Columbia Securities Commission that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the "Securities Currency") other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada noon rate of exchange of Canadian dollars with the Securities Currency in effect as of noon (Toronto time) on the date of issue of such Securities.

TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS-IASB"), and they are subject to Canadian and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that TELUS is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of TELUS and said persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "T" and the New York Stock Exchange (the "NYSE") under the symbol "TU". Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        Unless the context otherwise indicates, references in this Prospectus to "TELUS" or the "Company" are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Company, which have been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (i)
  the annual information form of the Company dated March 10, 2016 for the year ended December 31, 2015;

  (ii)
  the audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and December 31, 2014, together with the report of the independent registered public accounting firm thereon and the notes thereto;

  (iii)
  Management's Discussion and Analysis of financial results for the year ended December 31, 2015;

  (iv)
  Section 10 (Risks and risk management) of the Management's Discussion and Analysis of financial results for the three-month period ended March 31, 2016;

  (v)
  the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month and six-month periods ended June 30, 2016 and June 30, 2015 together with the notes thereto;

  (vi)
  Management's Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2016; and

  (vii)
  the information circular dated March 9, 2016 prepared in connection with the Company's annual general meeting held on May 5, 2016.

        Any documents of a type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent indicated in any Report on Form 6-K filed with the United States Securities and Exchange Commission (the "SEC") or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

        A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

        Upon the filing of a subsequent annual information form and the related annual financial statements by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying Management's Discussion and Analysis, and material change reports filed prior to the commencement of the Company's financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company's financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying Management's Discussion and Analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying Management's Discussion and Analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.

        In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Copies of such material can be obtained at prescribed rates from such public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C., 20549. In addition, such materials are also available to the public on the SEC's website at www.sec.gov. The Common Shares are listed on the New York Stock Exchange and reports and other information concerning TELUS can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

        Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

        Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

 REFERENCE TO CURRENCY

        Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

FORWARD-LOOKING STATEMENTS

        This Prospectus, together with the documents incorporated by reference herein, contain forward-looking statements about expected events and the financial and operating performance of TELUS. Forward-looking statements include statements relating to annual targets, outlook, updates, the Company's multi-year dividend growth program, the Company's multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words "assumption", "goal", "guidance", "objective", "outlook", "strategy", "target" and other similar expressions, or future or conditional verbs such as "aim", "anticipate", "believe", "predict", "could", "expect", "intend", "may", "plan", "seek", "should", "strive" and "will". By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require the Company to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements. The Company's general trends, outlook and assumptions for 2016 are described in the Company's Management's Discussion and Analysis of financial results for the year ended December 31, 2015, and updates to the Company's trends and assumptions for 2016 are presented in the Company's Management's Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2016. Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in the documents incorporated by reference include, but are not limited to, the following:

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  Competition including: continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top ("OTT") services, which, among other things, places pressures on average revenue per subscriber unit per month ("ARPU") and churn for all services; mergers and acquisitions of industry competitors, including the integration of cable-TV and wireless companies; competition from global players for international roaming services; the Company's ability to continue to retain customers through an enhanced customer service experience; pressures on wireless ARPU and churn from market conditions and government actions, customer usage patterns, flat-rate pricing trends for voice and data, inclusive long distance plans for voice and increasing availability of Wi-Fi networks for data; pressures on high-speed Internet and TV ARPU and churn resulting from market conditions, government actions and customer usage patterns; residential network access line ("NAL") losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; the potential entry of new competitors; and the Company's ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

  •
  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; the increasing number of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services from wireless services; and OTT Internet protocol ("IP") services that may displace TV and entertainment services, and impact revenue.

  •
  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; the Company's reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireless and wireline networks (including broadband initiatives, such as fibre-to-the-premises ("FTTP"), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); the Company's reliance on wireless network access agreements; choice of suppliers and those suppliers' ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS

    TV® and wireless handsets; the performance of long-term evolution ("LTE") wireless technology; the Company's expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems, including the Internet of Things ("IoT") services for Internet-connected devices; deployment and operation of new wireline broadband networks at a reasonable cost and availability, and success of new products and services to be rolled out on such networks; network reliability and change management; timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; and success of upgrades and evolution of TELUS TV technology, which depend on third-party suppliers.

  •
  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Initiatives include: the Company's operating efficiency and effectiveness program to drive improvements in earnings before interest, income taxes, depreciation and amortization ("EBITDA"), including the reduction of approximately 1,500 full-time equivalent ("FTE") positions announced in November 2015; business integrations; business process outsourcing; offshoring and reorganizations, including any FTE employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented, as required.

  •
  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including the United Kingdom's withdrawal from the European Union; future interest rates; inflation; unemployment levels; effects of low oil prices; effects of low business spend (reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian: U.S. dollar exchange rates.

  •
  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: the Company's wireline broadband initiatives, including connecting more homes and businesses directly to fibre; the Company's ongoing deployment of wireless LTE and future technologies such as 5G; utilizing newly acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada ("ISED"). The Company's capital expenditure levels could be impacted if the Company does not achieve its targeted operational and financial results.

  •
  Regulatory decisions and developments including: potential of government intervention to further increase wireless competition; the Canadian Radio-television and Telecommunications Commission ("CRTC") wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the undetermined long-term impact of the CRTC's wireline wholesale services review, which concluded that wholesale competitors shall receive regulated access to FTTP facilities owned by incumbent Internet service providers; the potential impacts from the CRTC's decision to require pro-rated refunds when customers terminate their services and the CRTC's examination of differential pricing practices related to Internet data plans; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including possible regulation on the quality, availability and affordability of residential Internet service; the CRTC's new code of conduct for TV services; vertical integration by competitors moving into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of the Common Shares; and modification, interpretation and application of tower sharing and roaming rules.

  •
  Ability to sustain the Company's dividend growth program through 2019 and the Company's ability to sustain and complete its multi-year share purchase program through 2019. These programs may be affected by factors such as the competitive environment, economic performance in Canada, the Company's earnings and free cash flow, the Company's levels of capital expenditures and spectrum licence purchases, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by the Company's Board of Directors (the "Board"), based on the Company's financial position and outlook, and the market price of TELUS shares. The share purchase program may be affected by a change in the Company's intention to purchase shares, and the assessment and determination of the Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2019.

  •
  Financing and debt requirements including the Company's ability to carry out financing activities and the Company's ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

  •
  Process risks including: the Company's reliance on legacy systems and ability to implement and support new products and services and business operations; the Company's ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; the Company's ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to the Company's infrastructure and business operations; and real estate joint venture re-development risks.

  •
  Litigation and legal matters including: the Company's ability to defend successfully against investigations, regulatory proceedings, claims and lawsuits, including intellectual property infringement claims and class actions pending against TELUS, as well as possible proceedings, intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions.

  •
  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; the future outcome of collective bargaining for an agreement with the Telecommunications Workers Union ("TWU"), United Steel Workers Local Union 1944, which expired at the end of 2015; and the level of employee engagement.

  •
  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from the Company's interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

  •
  Business continuity events including: the Company's ability to maintain customer service and operate the Company's networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

  •
  Partnerships, acquisitions or divestitures including: the Company's ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits.

  •
  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in the Company's reports and public disclosure documents, including the Company's annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at www.sedar.com) and in the Company's filings with the SEC in the United States, including Form 40-F (on EDGAR at www.sec.gov).

        For further information, see the section entitled "Risks and risk management" in each of the Company's Management's Discussion and Analysis of financial results for the year ended December 31, 2015, Management's Discussion and Analysis of financial results for the three-month period ended March 31, 2016 and Management's Discussion and Analysis of financial results for the three-month and six-month periods ended June 30, 2016.

TELUS CORPORATION

        TELUS was incorporated under the Company Act (British Columbia) (the "BC Company Act") on October 26, 1998 under the name BCT.TELUS Communications Inc. ("BCT"). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. ("BC TELECOM") and the former Alberta based TELUS Corporation ("TC"), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding non-voting shares (the "Non-Voting Shares") into Common Shares on a one-for-one basis. On May 9, 2013, TELUS amended its Articles and Notice of Articles to eliminate the Non-Voting Shares from the authorized share structure of the Company, increase the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, and incorporate certain "housekeeping" or administrative amendments. TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.

        TELUS is one of Canada's largest telecommunications companies, providing a wide range of telecommunications services and products including wireless and wireline voice and data. Data services include: Internet protocol, television, hosting, managed information technology and cloud-based services, and certain healthcare solutions.

USE OF PROCEEDS

        Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

EARNINGS COVERAGE RATIOS

        The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2015 and June 30, 2016. The earnings coverage ratio refers to the ratio of (i) consolidated net income attributable to equity before borrowing costs and income taxes, and (ii) borrowing costs.

        For the 12-month periods ended December 31, 2015 and June 30, 2016, the Company's consolidated net income attributable to equity before borrowing costs and income taxes was $2,409 million and $2,437 million, respectively. Borrowing costs for these 12-month periods were $503 million and $527 million, respectively.

12-month period ended	December 31, 2015	June 30, 2016
Earnings coverage ratio	4.9	4.6

        The earnings coverage ratio for the 12-month period ended December 31, 2015 gives pro forma effect to the issuance, repayment and redemption of all long-term debt of the Company since the date of the December 31, 2015 financial statements to June 30, 2016, as if each had occurred at the beginning of such 12-month period. The earnings coverage ratios set out above do not give effect to any offering of Securities pursuant to this Prospectus and do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended June 30, 2016 is based on unaudited financial information.

 PRIOR SALES

        Pursuant to the Company's various employee share option plans, during the 12 month period before the date of this Prospectus, the Company issued 598,498 Common Shares on the exercise of 1,229,053 options at a weighted average price of $19.44 per share.

        On December 8, 2015, the Company issued re-opened 4.85% Series CP notes due April 5, 2044 in an aggregate principal amount of $400 million, and 3.75% Series CV notes due March 10, 2026 in an aggregate principal amount of $600 million.

MARKET PRICE AND TRADING VOLUME

        The Common Shares are listed for trading on the TSX under the symbol "T" and the NYSE under the symbol "TU". The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.

	Price Range
	High	Low	Volume
	($)	($)
2015
August	44.81	41.90	21,688,175
September	43.16	41.43	24,602,786
October	44.26	41.57	25,592,783
November	43.71	40.15	25,072,839
December	42.46	37.92	40,130,989
2016
January	38.97	36.35	31,478,342
February	40.45	38.44	33,611,572
March	42.49	39.13	28,157,603
April	42.13	39.25	27,860,171
May	41.63	39.39	23,030,678
June	41.89	40.12	23,038,888
July	44.01	42.14	16,228,603
August 1-29	43.96	42.60	13,522,212

DESCRIPTION OF DEBT SECURITIES

        The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such Debt Securities.

        Debt Securities may be issued under an indenture dated May 22, 2001 (the "Canadian Trust Indenture") between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Canadian Trustee"), as supplemented by supplemental indentures applicable to specific Debt Securities (together with the Canadian Trust Indenture, the "Canadian Indenture") or under an indenture (the "U.S. Trust Indenture", and together with the Canadian Trust Indenture, the "Trust Indentures") to be entered into among the Company, Computershare Trust Company, N.A., as U.S. trustee (the "U.S. Trustee" and together with the Canadian Trustee, the "Trustees") and the Canadian Trustee, as may be supplemented by supplemental indentures applicable to specific Debt Securities (together with the U.S. Trust Indenture, the "U.S. Indenture"). The following summary of certain provisions of the Trust Indentures does not purport to be complete and is qualified in its entirety by reference to the applicable Trust Indenture and any applicable supplemental indentures. All capitalized terms are as defined in the applicable Trust Indenture (unless otherwise defined herein).

General

        The Trust Indentures provide that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the applicable Trust Indenture. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of June 30, 2016, $10,650 million principal amount of Debt Securities are outstanding under the Canadian Trust Indenture. No Debt Securities are outstanding under the U.S. Trust Indenture.

        With respect to Debt Securities issued under the Canadian Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

  (i)
  the designation, aggregate principal amount and denominations of such Debt Securities;

  (ii)
  the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

  (iii)
  the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

  (iv)
  the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

  (v)
  whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

  (vi)
  the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

  (vii)
  the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

  (viii)
  any special provisions for the payment of additional interest with respect to such Debt Securities;

  (ix)
  any additional covenants included for the benefit of holders of such Debt Securities;

  (x)
  the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

  (xi)
  any additional events of default provided with respect to such Debt Securities;

  (xii)
  any exchange on which Debt Securities of a series will be listed;

  (xiii)
  terms for any conversion or exchange into other securities;

  (xiv)
  subordination terms, if any, of the Debt Securities of such series;

  (xv)
  any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

  (xvi)
  any other terms of such Debt Securities.

        With respect to Debt Securities issued under the U.S. Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:

  (i)
  the specific designation and the aggregate principal amount of the Debt Securities of such series;

  (ii)
  the extent and manner, if any, to which payment on or in respect of the Debt Securities of such series will be senior or will be subordinated to the prior payment of the Company's other liabilities and obligations;

  (iii)
  the percentage or percentages of principal amount at which the Debt Securities of such series will be issued;

  (iv)
  the date or dates on which the principal of (and premium, if any, on) the Debt Securities of such series will be payable and the portion (if less than the principal amount) of the Debt Securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

  (v)
  the rate or rates (whether fixed or variable) at which the Debt Securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

  (vi)
  the dates on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities of such series in registered form;

  (vii)
  the place or places where the principal of (and premium, if any, and interest, if any, on) the Debt Securities will be payable, and each office or agency where the Debt Securities of such series may be presented for registration of transfer or exchange;

  (viii)
  if other than U.S. dollars, the currency in which the Debt Securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such Debt Securities of such series will be payable;

  (ix)
  whether the Debt Securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

  (x)
  any mandatory or optional redemption or sinking fund provisions;

  (xi)
  the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which the Debt Securities of such series may be redeemed or purchased by the Company;

  (xii)
  the terms and conditions, if any, upon which holders may redeem the Debt Securities of such series prior to maturity and the price or prices at which and the currency in which the Debt Securities of such series are payable;

  (xiii)
  any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) the Debt Securities of such series;

  (xiv)
  the terms, if any, on which the Debt Securities may be converted or exchanged for other of the Company's Debt Securities or Debt Securities of other entities;

  (xv)
  any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities;

  (xvi)
  if other than The Depository Trust Company, the person designated as the depositary for the Debt Securities of such series;

  (xvii)
  any applicable material Canadian and U.S. federal income tax consequences;

  (xviii)
  whether and under what circumstances the Company will pay Additional Amounts (defined below under "Payment of Additional Amounts") on the Debt Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether the Company will have the option to redeem the Debt Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

  (xix)
  whether the payment of the Debt Securities will be guaranteed by any other person; and

  (xx)
  if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

        Unless otherwise indicated in the applicable Prospectus Supplement, the U.S. Trust Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to the Company in the event that the Company has a change in control.

        Debt Securities issued under the U.S. Trust Indenture may be issued bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the Prospectus Supplement relating to the Debt Securities.

Payment

        Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of (and premium, if any on) Debt Securities will be made in the designated currency against surrender of such Debt Securities at the place or places specified in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement related thereto, payment of any instalment of interest on Debt Securities will be made to the Person (as defined under "— Certain Definitions" below) in whose name such Debt Security is registered at the close of business on the record date for such interest and may be made by electronic funds transfer.

Additional Amounts

        Unless otherwise specified in the applicable Prospectus Supplement, all payments made by the Company under or with respect to the Debt Securities of each series issued under the U.S. Trust Indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, "Taxes") unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For each series of Debt Securities, if the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to such series of Debt Securities, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each applicable holder of Debt Securities or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

  •
  any payment to a holder of Debt Securities or beneficial owner who is liable for such Taxes in respect of such Debt Security (1) by reason of such holder of Debt Securities or beneficial owner being a person with whom the Company is not dealing at arm's length for the purposes of the Income Tax Act (Canada) (the "Tax Act") or (2) by reason of the existence of any present or former connection between such holder of Debt Securities or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder of Debt Securities or beneficial owner, if such holder of Debt Securities or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Debt Security as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

  •
  any payment to a holder of Debt Securities or beneficial owner who is a "specified shareholder" of the Company or who does not deal at arm's length with a "specified shareholder" of the Company as defined in subsection 18(5) of the Tax Act;

  •
  any Debt Security presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the holders of Debt Securities on or prior to such date, the date on which the full amount of such monies has been paid to the holders of Debt Securities, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

  •
  any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

  •
  any Taxes imposed as a result of the failure of a holder of Debt Securities or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the holder of Debt Securities or beneficial owner of such Debt Security, if such compliance is required by statute or by regulation, as a precondition to the reduction of, or exemption from, such Taxes;

  •
  any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Debt Securities; or

  •
  any combination of the above items,

        nor will such Additional Amounts be paid with respect to any payment on any Debt Security to a holder of Debt Securities or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Debt Security to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

        Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a holder of Debt Securities or beneficial owner of the Debt Securities in respect of any amount payable under the Debt Securities to the holder of Debt Securities (other than by reason of a transfer of the Debt Securities to a person resident in Canada with whom the transferor does not deal at arm's length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, the Company will pay to the holder of Debt Securities an amount equal to such Tax within 45 days after receiving from the holder of Debt Securities a notice containing reasonable particulars of the Tax so payable, provided such holder of Debt Securities or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Debt Securities.

        Whenever in the U.S. Trust Indenture or in any Debt Security there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

        The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Trust Indenture or the redemption, repayment or purchase of the Debt Securities.

Tax Redemption

        Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of each series issued under the U.S. Trust Indenture may be redeemed, in whole, but not in part, at the option of the Company at any time, on not fewer than 30 nor more than 60 days' prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event the Company delivers to the Trustees an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of outstanding Debt Securities any Additional

Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the applicable series of Debt Securities; provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the applicable series of Debt Securities).

Negative Pledge

        The Trust Indentures contain provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined under "— Certain Definitions" below) to, create or assume any Lien (as defined under "— Certain Definitions" below) (other than Permitted Liens (as defined herein)) upon any present or future Principal Property (as defined under "— Certain Definitions" below), or any Property (as defined under "— Certain Definitions" below), which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined under "— Certain Definitions" below) of the Company or a Restricted Subsidiary (the "Negative Pledge") unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking at least equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.

        The restrictions set forth above shall not apply to "Permitted Liens", which are defined in the Trust Indentures to include:

  (i)
  with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined under "— Certain Definitions" below) for such series;

  (ii)
  Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

  (iii)
  Liens on any Property, including any improvements from time to time on such property, existing at the time such Property is acquired by the Company or a Restricted Subsidiary, including any acquisition by means of amalgamation, consolidation or merger, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

  (iv)
  Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

  (v)
  Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any province, state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

  (vi)
  Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Permitted Lien pursuant to the Trust Indentures; provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

  (vii)
  any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt (as defined under "— Certain Definitions" below) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined under "— Limitation on Sale and Lease-Back Transactions" below) to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined under "— Certain Definitions" below);

  (viii)
  any interest or title of a lessor in the property subject to any capitalized lease or operating lease; and

  (ix)
  any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.

Limitation on Sale and Lease-Back Transactions

        The Trust Indentures contain provisions to the effect that neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (as defined under "— Certain Definitions" below), except for:

  (i)
  any Sale and Lease-Back Transaction constituting a Permitted Lien under the Trust Indentures (other than clause (vii) or (viii)) under "Negative Pledge" above;

  (ii)
  any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above or (iii) below, and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described under "Negative Pledge" above, to incur Indebtedness secured by a Lien on the applicable Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this clause (ii) being an "Unrestricted Sale and Lease-Back Transaction"); or

  (iii)
  any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (a) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate (as defined under "— Certain Definitions" below) of the Company, or (b) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.

Modification of the Trust Indentures

        With certain exceptions, the Trust Indentures, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting.

        Under the Canadian Trust Indenture, no such modification may be made which would: (i) reduce in any manner the amount of, or change the currency of payment of, or delay the time of any payments (whether of principal, premium, interest or otherwise); (ii) change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder is entitled; or (iii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.

        Under the U.S. Trust Indenture, no such modification may be made which would: (i) change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Debt Security; (ii) reduce the principal amount of (or premium, if any, or interest, if any, on) any Debt Security; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place of payment; (v) change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Debt Security; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the U.S. Trust Indenture or for waiver of compliance with certain provisions of the U.S. Trust Indenture or for waiver of certain defaults; or modify any provisions of the U.S. Trust Indenture relating to the modification and amendment of the U.S. Trust Indenture or the waiver of past defaults or covenants except as otherwise specified in the U.S. Trust Indenture, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.

Events of Default

        The Trust Indentures provide that an event of default with respect to any series of Debt Securities means any one of the following events (whatever the reason for such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any government authority):

  (i)
  a default in the payment by the Company of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Indentures;

  (ii)
  a default in the payment by the Company of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days;

  (iii)
  a default by the Company in the performance of or breach of any other covenant or agreement of the Company with respect to such series of Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

  (iv)
  if any representation or warranty made by the Company in relation to a series of Debt Securities was incorrect in any material respect when made and, if it is capable of being corrected with reference to the presently existing facts and circumstances, such representation or warranty is not corrected within 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

  (v)
  any failure by the Company or any Subsidiary to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or any Subsidiary in an aggregate principal amount in excess of US$75 million (or its equivalent in any other currency or currencies), or any default occurs in respect of any Indebtedness of the Company or any Subsidiary in respect of any series of Debt Securities having an aggregate principal amount exceeding US$75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity;

  (vi)
  a distress, attachment, execution or other similar legal process for any amount exceeding US$75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and such distress, attachment, execution or similar legal process has not been paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or

  (vii)
  certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary.

        Under each of the Trust Indentures, the Company is required to file with the applicable Trustee an annual officers' certificate as to the absence of certain defaults under the applicable Trust Indenture.

        The Canadian Trust Indenture provides that if an event of default (other than an event of default specified in clause (vii) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Canadian Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.

        The Canadian Trust Indenture further provides that if an event of default specified in clause (vii) above in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.

        The Canadian Trust Indenture contains a provision entitling the Canadian Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Canadian Trust Indenture at the request of such holders. The Canadian Trust Indenture provides that no holder of Debt Securities of any series may pursue a remedy with respect to the Canadian Trust Indenture except in the case of failure of the applicable Canadian Trustee to act.

        The U.S. Trust Indenture provides that if an event of default under the U.S. Trust Indenture occurs and is continuing with respect to any series of the Debt Securities issued thereunder, then and in every such case the Trustees or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of the Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series, by written notice to the Company and the Trustees under certain circumstances, may rescind and annul such acceleration.

        With respect to Debt Securities issued under the U.S. Trust Indenture, reference is made to the applicable Prospectus Supplement or supplements relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Defeasance

Defeasance of Certain Obligations under the Canadian Trust Indenture

        If the supplement to the Canadian Trust Indenture so provides, the Company may elect, with respect to any series of Debt Securities, either to be (a) discharged from its obligations in respect of such Debt Securities, or (b) released from its obligations under positive and negative covenants (other than its covenant to maintain its existence and pay the principal, premium, interest and other amounts on such Debt Securities) and the occurrence of certain events will be deemed not to be or result in a default or event of default. Following such election, the Company will be so discharged or released, provided:

  (i)
  the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Canadian Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Canadian Trust Indenture with respect to the Debt Securities of the series affected, and free and clear of any Lien, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest and other amounts on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable;

  (ii)
  the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company's obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred;

  (iii)
  such defeasance will not result in a breach or violation of, or constitute a default under, the Canadian Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

  (iv)
  no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit;

  (v)
  if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and

  (vi)
  the Company shall have delivered to the Canadian Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Defeasance of Certain Obligations under the U.S. Trust Indenture

        Unless otherwise specified in the applicable Prospectus Supplement, the U.S. Trust Indenture provides that, at the Company's option, the Company will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustees, in trust, of money and/or Government Obligations (as defined under "— Certain Definitions" below) which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer's certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each instalment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities of such series (hereinafter in this section referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of the Debt

Securities or the maintenance of a place of payment and certain other obligations set forth in the U.S. Trust Indenture). Such trust may only be established if among other things:

  •
  the Company has delivered to the Trustees an opinion of counsel in the United States stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the U.S. Trust Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding Debt Securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit;

  •
  the Company is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

  •
  the Company shall have delivered to the Trustees an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

        The Company may exercise its defeasance option notwithstanding the Company's prior exercise of its covenant defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time it exercises the defeasance option.

        The U.S. Trust Indenture provides that, at the Company's option, unless and until the Company has exercised its defeasance option described in the preceding paragraph, the Company may omit to comply with the "Negative Pledge" covenant, certain aspects of the "Amalgamation, Consolidation, Conveyance, Transfer or Lease" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the U.S. Trust Indenture and the outstanding Debt Securities upon irrevocable deposit with the Trustees, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer's certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each installment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities (hereinafter in this section referred to as "covenant defeasance"). If the Company exercises its covenant defeasance option, the obligations under the U.S. Trust Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  the Company has delivered to the Trustees an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities include holders who are not resident in Canada);

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

  •
  the Company is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Other Defeasance Arrangements

        If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the applicable Trustee of funds or obligations of the type referred to under "— Defeasance of Certain Obligations" under the Canadian Trust Indenture" and "— Defeasance of Certain Obligations under the U.S. Trust Indenture" above, as applicable. The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.

Amalgamation, Consolidation, Conveyance, Transfer or Lease

        The Trust Indentures provide that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, sale, transfer or lease of its Property substantially as an entirety, unless, in such case:

  (i)
  the Person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such Person being referred to as the "Successor Corporation") is a corporation organized and validly existing under the laws of Canada or any province thereof;

  (ii)
  the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Canadian Indenture or U.S. Indenture, as applicable;

  (iii)
  after giving effect to such transaction no default or event of default is or will be occurring under the applicable Trust Indenture or in respect of the Debt Securities of any series issued pursuant to the applicable Trust Indenture; and

  (iv)
  the Company delivers to the Trustees an officer's certificate and opinion of counsel confirming that the foregoing conditions have been met.

Governing Law

        The Canadian Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario and the U.S. Trust Indenture is governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

(i)
"Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

(ii)
"Attributable Debt" shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis that any sublessee has for all or part of the same property.

(iii)
"Capital Lease" means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles consistently applied.

(iv)
"Capital Lease Obligations" means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.

(v)
"Closing Date" means the date on which the Debt Securities are issued.

(vi)
"Consolidated Net Tangible Assets" means the consolidated total assets of TELUS and its Subsidiaries as reflected in TELUS' most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

(vii)
"Currency" means any currency or currencies or composite currency issued by the government of one or more countries or by any recognized confederation or association of such governments.

(viii)
"Government Obligations" means, unless otherwise specified with respect to any series of Securities pursuant to the U.S. Trust Indenture, securities which are (i) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

(ix)
"Indebtedness" means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).

(x)
"Lien" means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).

(xi)
"Person" means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

(xii)
"Principal Property" means at any time any Property which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

(xiii)
"Property" means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

(xiv)
"Restricted Subsidiary" means (a) TELUS Communications Inc. and (b) at any time any other Subsidiary of TELUS, if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

(xv)
"Sale and Lease-Back Transaction" means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

(xvi)
"Securities" means unsecured debentures, notes or other evidences of indebtedness issued under the U.S. Trust Indenture.

(xvii)
"Subsidiary" means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).

DESCRIPTION OF SHARE CAPITAL

General

        The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Notice of Articles to issue up to 1,000,000,000 shares of each class of first preferred shares (the "First Preferred Shares"), second preferred shares (the "Second Preferred Shares") and up to 2,000,000,000 Common Shares. Certain of the rights and attributes of each class are described below.

First Preferred Shares

Shares Issuable in Series

        The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

        The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.

Second Preferred Shares

Shares Issuable in Series

        The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.

Priority

        The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.

Common Shares

Priority

        The holders of Common Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares, without preference or distinction.

Voting Rights

        The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

Ownership and Voting Restrictions

        Non-Canadian persons shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage (as defined below) of the issued and outstanding voting shares of the Company (the "non-Canadian share constraint"). The Restricted Percentage is the maximum percentage of the issued and outstanding voting shares of the Company that may be beneficially owned or controlled, otherwise than by way of security only, by non-Canadian persons without rendering any subsidiary of the Company ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

        The power of the Company to issue any voting shares and to restrict the right of any holder of voting shares of the Company to transfer or vote such voting shares is as provided in the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time (collectively, the "Applicable Regulations") or in the articles of the Company. The Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase, or to sell or to require the sale of voting shares of the Company as provided in the Applicable Regulations or the articles of the Company, for the purpose of ensuring that any subsidiary of the Company is not ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.

        In addition to declarations which may be requested by the Company pursuant to the Applicable Regulations, the Company may request that a person who: (1) is or proposes to be a registered holder of voting shares of the Company; (2) holds or proposes to hold or is believed by the Company to hold voting shares of the Company on behalf of another person, other than as a registered holder; (3) subscribes for voting shares of the Company; (4) requests registration of a transfer of voting shares of the Company; (5) requests a change in registration of voting shares of the Company; or (6) elects to convert or exchange any securities into or for voting shares of the Company, file a declaration with the Company or its transfer agent within the time limit prescribed in the request. The person to whom a request is made pursuant to the articles of the Company shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.

        Notwithstanding any other provision of the articles of the Company or the rules or operating procedures established pursuant to the articles of the Company, a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in the articles of the Company or the Applicable Regulations. For greater certainty but without limiting the generality of the foregoing: (1) no transfer, issue or ownership of, and no title to, voting shares of the Company; (2) no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and (3) no act of the Company, including any transfer of property to or by the Company, shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.

        In administering the ownership restriction provisions of the articles of the Company and the Applicable Regulations, including, without limitation, in making any directors' determination, the Company and any of its directors, officers, employees and agents may rely on, among other things, the Company's central securities register.

        The ownership restriction provisions of the articles of the Company shall cease to be binding on the Company and its shareholders upon the repeal of the Applicable Regulations, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.

TELUS Shareholder Rights Plan

        TELUS first adopted a shareholder rights plan in March 2000. In May 2010, the holders of the Common Shares and Non-Voting Shares ratified a substantially similar shareholder rights plan. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the shareholder rights plan (the "Rights Plan"), which among other things, reflects the elimination of the Non-Voting Share class from TELUS' authorized share structure, and at the annual general meeting held on May 5, 2016, the holders of the Common Shares approved the reconfirmation of the Rights Plan. Under the Rights Plan, TELUS issued one right (a "Right") in respect of each Common Share outstanding as at such date. The Rights Plan expires upon the conclusion of TELUS' annual meeting in 2019. The Rights will separate from the Common Shares and will be exercisable eight trading days after a person has acquired, or commences to acquire, 20% or more of the Common Shares, other than by acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of more than 20% of the Voting Shares (as defined in the Rights Plan), other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of Common Shares for $160 (i.e. at a 50% discount).

DESCRIPTION OF WARRANTS

        This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the "Equity Warrants") or for the purchase of Debt Securities (the "Debt Warrants").

        Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

        Original purchasers of Equity Warrants or Debt Warrants (if offered separately) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Equity Warrant or Debt Warrant. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

        In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages and consult with a legal adviser.

Equity Warrants

        The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

  (i)
  the designation and aggregate number of Equity Warrants;

  (ii)
  the price at which the Equity Warrants will be offered;

  (iii)
  the currency or currencies in which the Equity Warrants will be offered;

  (iv)
  the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

  (v)
  the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

  (vi)
  the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

  (vii)
  the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

  (viii)
  the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

  (ix)
  whether the Equity Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

  (x)
  material United States and Canadian tax consequences of owning the Equity Warrants; and

  (xi)
  any other material terms or conditions of the Equity Warrants.

Debt Warrants

        The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

  (i)
  the designation and aggregate number of Debt Warrants;

  (ii)
  the price at which the Debt Warrants will be offered;

  (iii)
  the currency or currencies in which the Debt Warrants will be offered;

  (iv)
  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

  (v)
  the designation and terms of any securities with which the Debt Warrants will be offered, if any, and the number of the Debt Warrants that will be offered with each security;

  (vi)
  the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

  (vii)
  the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

  (viii)
  the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

  (ix)
  the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

  (x)
  whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

  (xi)
  material United States and Canadian tax consequences of owning the Debt Warrants; and

  (xii)
  any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARE PURCHASE OR EQUITY UNITS

        The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a "prepaid" basis (in each case, "Share Purchase Contracts"). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the "Share Purchase or Equity Units"), and may or may not serve as collateral for a holder's obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

        The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

        Original purchasers of Share Purchase Contracts or Share Purchase or Equity Units will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Share Purchase Contract or Share Purchase or Equity Unit. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

        In an offering of Share Purchase Contracts or Share Purchase or Equity Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Share Purchase Contracts or Share Purchase or Equity Units are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages and consult with a legal adviser.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        TELUS may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.

        The Subscription Receipts will be issued under one or more subscription receipt agreements that TELUS will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts. Under the subscription receipt agreement, original purchasers of Subscription Receipts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the Subscription Receipts, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

        The particular terms and provisions of any Subscription Receipts offered by TELUS, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. All such terms will comply with any applicable requirements of the TSX relating to Subscription Receipts. The Prospectus Supplement will include some or all of the following:

  (i)
  the number of Subscription Receipts offered;

  (ii)
  the price at which the Subscription Receipts will be offered;

  (iii)
  the designation, number and terms, as applicable, of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

  (iv)
  the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable;

  (v)
  the procedure for the issuance and delivery of Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

  (vi)
  whether any payments will be made to holders of Subscription Receipts upon delivery of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, upon satisfaction of the release conditions;

  (vii)
  the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the release conditions;

  (viii)
  the terms and conditions under which the escrow agent will hold the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, pending the satisfaction of the release conditions;

  (ix)
  the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to TELUS upon satisfaction of the release conditions;

  (x)
  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

  (xi)
  procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

  (xii)
  any entitlement of TELUS to purchase the Subscription Receipts in the open market by private agreement or otherwise;

  (xiii)
  whether TELUS will issue the Subscription Receipts as global securities and, if so, who the depository will be;

  (xiv)
  provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

  (xv)
  material Canadian tax consequences of owning Subscription Receipts; and

  (xvi)
  any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

DENOMINATIONS, REGISTRATION AND TRANSFER

        The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the applicable Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

        In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

RISK FACTORS

        Prospective investors in the Securities should consider carefully the matters set forth in the section entitled "Risks and risk management" in Management's Discussion and Analysis of financial results in respect of the Company's most recent annual financial statements and in Management's Discussion and Analysis of financial results in respect of the Company's interim financial statements filed thereafter, each of which is deemed to be incorporated by reference in this Prospectus.

PLAN OF DISTRIBUTION

        The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

        In connection with any offering of Securities, the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

        Certain legal matters in connection with any offering hereunder will be passed upon by Norton Rose Fulbright Canada LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York for the Company.

EXPERT

        The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Deloitte LLP; powers of attorney from directors and officers of the Company; the Canadian Indenture; the form of U.S. Indenture; and the statement of eligibility of the U.S. Trustee on Form T-1. The Form F-X of the Company and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.

        U.S.$500,000,000

TELUS Corporation

3.70% Notes due September 15, 2027

PROSPECTUS SUPPLEMENT
March 1, 2017

        Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets

BMO Capital Markets	CIBC Capital Markets

        Co-Managers

Scotiabank	TD Securities	HSBC	National Bank of Canada Financial Markets

Wells Fargo Securities	J.P. Morgan	MUFG	SMBC Nikko